UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.5)*

Peak International Limited
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
G69586108
(CUSIP Number)
February 27, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)
|X|	Rule 13d-1(c)
|_|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

CUSIP No. G69586108

____________________________________________________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Luckygold 18A Limited

____________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

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3.	SEC Use Only

____________________________________________________________________________________________________

4.	Citizenship or Place of Organization British Virgin Islands

____________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	1,204,717
	6. Shared Voting Power	None
	7. Sole Dispositive Power	1,204,717
	8. Shared Dispositive Power	None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,204,717

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.7%

____________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions)	CO

____________________________________________________________________________________________________

____________________________________________________________________________________________________

SEC 1745 (1-06)

CUSIP No. G69586108

____________________________________________________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tung Lok Li

____________________________________________________________________________________________________

(a)
(b)

____________________________________________________________________________________________________

3.	SEC Use Only

____________________________________________________________________________________________________

4.	Citizenship or Place of Organization United Kingdom

____________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	1,204,717
	6. Shared Voting Power	None
	7. Sole Dispositive Power	1,204,717
	8. Shared Dispositive Power	None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,204,717

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.7%

____________________________________________________________________________________________________

12.    Type of Reporting Person (See Instructions) IN ____________________________________________________________________________________________________

____________________________________________________________________________________________________

SEC 1745 (1-06)

Item 1.

(a)	Name of Issuer:

Peak International Limited, a Bermuda corporation (the "Issuer")
(b) Address of Issuer's Principal Executive Offices
38507 Cherry Street, Unit G,
Newark, California 94560

Item 2.

(a), (b) and (c)	Name of Person Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 5 to Schedule 13G is being filed on behalf of (i) Luckygold 18A Limited, a British Virgin Islands company ("Luckygold") and (ii) Mr. Tung Lok Li, an individual who is a citizen of the United Kingdom and the sole legal and beneficial owner of Luckygold ("Li," together with Luckygold, the "Reporting Persons"). Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, Li may be deemed to be the beneficial owner of the 1,204,717 shares of Common Stock of the Issuer held of record by Luckygold. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Amendment No. 5 to Schedule 13G, pursuant to which, the Reporting Persons agreed to file this Amendment No. 5 to Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. The principal business office of each of the Reporting Persons is 2nd Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock")

(e)	CUSIP Number
G69586108

Item 3.	Not applicable
Item 4.	Ownership.
(a)	Amount beneficially owned:

1,204,717 shares of Common Stock

(b)	Percent of class:

Based on 12,420,389 shares of Common Stock of the Issuer outstanding as of February 27, 2006 as set forth in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2005, Luckygold holds approximately 9.7% of the issued and outstanding Common Stock of the Issuer.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 1,204,717
(ii)	Shared power to vote or direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 1,204,717
(iv)	Shared power to dispose of or direct the disposition of: None

SEC 1745 (1-06)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SEC 1745 (1-06)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2006

LUCKYGOLD 18A LIMITED
By: /s/ Bella Chhoa Peck Lim
Bella Chhoa Peck Lim, Director

Signature: /s/ Tung Lok Li
Tung Lok Li

SEC 1745 (1-06)

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 1,204,717 shares of Common Stock, par value $0.01 per share, of Peak International Limited and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 8, 2006.

LUCKYGOLD 18A LIMITED
By: /s/ Bella Chhoa Peck Lim
Bella Chhoa Peck Lim, Director

Signature: /s/ Tung Lok Li
Tung Lok Li

SEC 1745 (1-06)